Exhibit 99.4

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 619,668,548

Date: November 8, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of October 31, 2022, the Company has operations in 22 states including operating 142 dispensaries and 29 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited, a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On October 4, 2022, Curaleaf completed its acquisition of Tryke Companies (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator.

Please see the Form 9 filed with the CSE on October 4, 2022, as well as the Issuer’s press release dated October 5, 2022 filed on the Issuer’s website and available on SEDAR under the Issuer’s profile, for more information.

On October 7, 2022, Curaleaf opened its second dispensary in Ocala, Florida.

Please see the Issuer’s press release dated October 7, 2022, filed on the Issuer’s website for more information.

On October 7, 2022, Curaleaf opened its Scottsdale, Arizona dispensary.

Please see the Issuer’s press release dated October 7, 2022, filed on the Issuer’s website for more information.

On October 13, 2022, Curaleaf relocated its Deerfield, Illinois dispensary, and expanded the location’s operations to serve adult-use customers.

Please see the Issuer’s press release dated October 13, 2022, filed on the Issuer’s website and available on SEDAR under the Issuer’s profile for more information.

On October 19, 2022, Curaleaf opened its Frederick, Maryland dispensary.

Please see the Issuer’s press release dated October 19, 2022, filed on the Issuer’s website for more information.

On October 24, 2022, Curaleaf announced the expansion of its brand portfolio with the launch of Find™ Cannabis Flower.

Please see the Issuer’s press release dated October 24, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, appeared on CNBC’s Squawk on the Street on October 7, 2022 for the media segment titled, “White House pot news is all-in-all good for the whole country, says Curaleaf’s Boris Jordan.” Mr. Jordan was interviewed by Bloomberg on October 7, 2022 for the media articles titled, “From Bias to Banking, Biden’s Pot Promises Have Impact” and “Biden’s Promise to Review Pot Laws Leaves Companies in Limbo.” On that same date, Mr. Jordan also conducted an audio interview with Financial Times. Mr. Jordan conducted an interview with The Dales Report for the October 2, 2022 podcast titled, “Boris Jordan Provides Outlook on Major Exchanges.” Mr. Jordan appeared on the October 6, 2022 Psychoactive podcast titled, “Boris Jordan on the Politics & Future of the Cannabis Industry.”

Matt Darin, CEO, conducted a virtual interview with Cannabis Business Times for an upcoming media article. Mr. Darin was quoted in MarketWatch's October 7, 2022 media article titled, “Cannabis stocks cool off after previous day’s rally as optimism around rescheduling fades”. Mr. Darin was quoted in Cannabis Business Times’ October 7, 2022 media article titled, “Cannabis Industry, Lawmakers React to Biden's Federal Cannabis Policy Reform Efforts” and Cannabis Business Executive’s media article titled, “Industry Reacts to President Biden’s Announcement”. Mr. Darin conducted a virtual interview with Grown In for its October 19, 2022 media article titled, “Curaleaf CEO says he’s focused on being ‘global’.” Mr. Darin conducted a virtual interview with Cannabis Business Executive for its October 24, 2022 media article titled, “All About the Execution: A Conversation with Curaleaf CEO Matt Darin.”

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On October 24, 2022, Curaleaf announced the expansion of its brand portfolio with the launch of Find™ Cannabis Flower, a cannabis flower brand designed to provide consumers with high quality cannabis flower at an accessible price point. This product is now on shelves at dispensaries in Massachusetts and will expand to Arizona, Illinois, Maine, Missouri, New Jersey, New York and Pennsylvania in the coming months.

Please see the Issuer’s press release dated October 24, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

Tryke Companies

On October 4, 2022, Curaleaf completed its acquisition of Tryke Companies (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator. With the close of the transaction, Curaleaf’s national footprint has reached 29 cultivation sites and 142 dispensaries nationwide. Total consideration for the transaction is valued at approximately US$181 million, including an initial payment at closing of US$10 million in cash and 2.7 million Subordinate Voting Shares, and additional cash consideration of US$75 million and share consideration composed of 16.5 million Subordinate Voting Shares, to be paid in three instalments on the first, second and third anniversaries of the closing. Contingent consideration of up to 1 million Subordinate Voting Shares may be paid in 2023 based on the Tryke business exceeding certain EBITDA targets for the fiscal year 2022.

Please see the Form 9 filed with the CSE on October 4, 2022, as well as the Issuer’s press release dated October 5, 2022 filed on the Issuer’s website and available on SEDAR under the Issuer’s profile, for more information.

8.	Describe the acquisition of new customers or loss of customers.

Please see Item 1 for new dispensary openings during the month of October.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of October 31, 2022, the Issuer had a total of 5,930 employees, which includes 272 new hires and 253 terminations in the month of October.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which would dismiss without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. This stipulation is awaiting signature by the judge, after which the case will be dismissed as against those third-party defendants (including the claims for indemnification and all other claims), and they will no longer be parties to this litigation.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	497,731	Shares issued in connection with RSU conversions and option exercises during the month of September 2022.	The proceeds from payment of the exercise/conversion price will be used for general working capital purposes.
Subordinate Voting Shares	2,689,813	Shares issued as partial consideration in connection with the acquisition of the Tryke Companies on October 4, 2022.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Legislative Developments

On October 6, 2022, President Biden announced that he was pardoning over 6,500 individuals convicted of federal drug charges related to cannabis possession and that he had instructed the Department of Justice to review expeditiously the scheduling of marijuana under the Controlled Substances Act.  If marijuana is rescheduled from Schedule 1 to Schedule 2, 3, 4 or 5, it would materially change the treatment of marijuana under federal law in various ways, including significantly reducing the criminal penalties imposed for trafficking and possession of marijuana.  De-scheduling would remove all penalties for marijuana trafficking and possession under the Controlled Substance Act.  In addition, rescheduling of marijuana to Schedule 3 or higher would result in Section 280e of the tax, which significantly increases the tax burden of business that derive income illegally from Schedule 1 and 2 substances, no longer being applicable to cannabis businesses.  The review process involves a review of scientific evidence to determine whether marijuana has any medical benefits, the risk of physical harm, the potential for abuse and addition and certain other factors.   While the Company strongly believes there is ample support for the rescheduling of marijuana to Schedule 3 or higher, at this time, it is unclear how the Department of Health and Human Services, which is charged with conducting this review, will collect data for the review or whether it already has collected any relevant data.  While such a review can extend over many years, it is also unclear what timeline will result from the President’s direction to conduct the review “expeditiously.”

Use of Botanical Terpenes

No update since the Company’s previous Form 7.

Hemp-Derived THC Products

No update since the Company’s previous Form 7.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the expected benefits of recently completed acquisitions, (ii) the Issuer's current litigation and arbitration proceedings, (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products, (iv) the potential impacts on the Company of the proliferation of companies selling THC-containing consumer products, and (v) the potential rescheduling of marijuana under the Controlled Substances Act and the expected impacts of such rescheduling on the Issuer’s operations and results of operation. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer's management's discussion and analysis for the year ended December 31, 2021 and under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2021, and in other filings that the Company has made and may make in the future with the Canadian securities regulatory authorities available on SEDAR under the Issuer’s profile at www.sedar.com or with the U.S. Securities and Exchange Commission available at www.sec.gov. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 8, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended October 31, 2022	Date of Report YY/MM/D November 8, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com